Exhibit 21.1

Subsidiaries of Cocrystal Pharma, Inc.

Name of Subsidiary	Jurisdiction of Incorporation

Cocrystal Merger Sub, Inc.	Delaware
RFS Pharma, LLC	Georgia
Cocrystal Discovery, Inc.	Delaware